                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of AUGUST, 2002
                                           -----------
                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR
                                SIX MONTHS ENDED JUNE 30, 2002

AMVESCAP PLC
441148
IMMEDIATE RELEASE  02 AUGUST 2002
EMBARGOED UNTIL 12:00 NOON
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942


LONDON, AUGUST 2, 2002 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items for the six months ended June 30, 2002 amounted to (pounds sterling)192.5 million compared to (pounds sterling)270.7 million for the six months of 2001, a decrease of 29%. Diluted earnings per share before goodwill amortization and exceptional items amounted to 16.2p (2001: 22.6p), a decrease of 28% for the period. Revenues decreased to (pounds sterling)746.7 million from (pounds sterling)853.6 million in 2001. (NYSE: AVZ).



----------------------------------------------------------------------------------------------------------------------------
                                                                       RESULTS FOR SIX MONTHS ENDED
                                                    2002                       2001                2002++            2001++
                                          -----------------------    ------------------------    ---------         ---------
REVENUES                                  (pounds sterling)746.7M    (pounds sterling) 853.6M    $1,135.0M         $1,203.6M
PROFIT BEFORE TAX, GOODWILL AMORTIZATION
   AND EXCEPTIONAL ITEMS                  (pounds sterling)192.5M    (pounds sterling) 270.7M    $  292.6M         $  381.7M
EARNINGS PER SHARE BEFORE GOODWILL
   AMORTIZATION AND EXCEPTIONAL ITEMS:
   --BASIC                                                  16.5P                       23.4P*   $   0.50+         $ 0.66*+
   --DILUTED                                                16.2P                       22.6P*   $   0.49+         $ 0.64*+
EARNINGS PER SHARE BEFORE GOODWILL
   AMORTIZATION:
   --BASIC                                                  14.7P                       21.3P*   $   0.45+         $ 0.60*+
   --DILUTED                                                14.4P                       20.6P*   $   0.44+         $ 0.58*+
DIVIDENDS PER SHARE                                          5.0P                        4.5P    $   0.15+         $ 0.13+
----------------------------------------------------------------------------------------------------------------------------

* Restated for adoption of FRS 19, "Deferred Tax."
+ Per American Depository Share equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the period ended June 30, 2002 have been translated to US dollars using $1.52 per (pounds sterling)
1.00 (2001: $1.41 per (pounds sterling)1.00).

"Global capital markets continue to reflect severe volatility which has impacted revenues from management fees," said Mr. Charles W. Brady, Executive Chairman. "Against this backdrop, many business indicators suggest an improving world economy. In addition, this week President Bush has signed new corporate reform legislation designed to restore investor confidence in the reliability of financial reporting and corporate governance. Hopefully, these factors will lead to recoveries in the equity markets by the end of the year."

"While a quick recovery does not seem likely, the fundamentals of our business remain sound and we are confident about the long-term future for our company. We remain committed to strong expense controls during this period of uncertainty in the general business environment," noted Mr. Brady.

Profit before tax, goodwill amortization and exceptional items decreased by 30% during the second quarter of 2002 to (pounds sterling)95.1 million compared to (pounds sterling)135.7 million in the 2001 second quarter. Diluted earnings per share before goodwill amortization and exceptional items amounted to 8.0p (2001:
11.3p) for the three months ended June 30, 2002, a decrease of 29% over the corresponding period of 2001. Revenues for the three months ended June 30, 2002 amounted to (pounds sterling)368.9 million compared to (pounds sterling)426.3 million from the prior year's quarter.

The Company recorded an exceptional charge of (pounds sterling)20.1 million (1.7p per share) in the second quarter of 2002 for costs relating to internal reorganizations and restructuring programs. The Company adopted FRS 19, "Deferred Tax" in 2001 and the prior year's profit and loss accounts have been restated to reflect these new reporting requirements.

Funds under management totaled $364.0 billion ((pounds sterling)239.5 billion) at June 30, 2002, a decrease of $33.9 billion from December 31, 2001. Average funds under management for the six months ended June 30, 2002 were $389.1 billion, an increase of $1.2 billion over the average funds in the second half of 2001 and a decrease of $14.0 billion over the first half of 2001. Average funds under management during the second quarter were $385.9 billion compared to $392.3 billion for the preceding quarter. Approximately 55% of the total funds under management was invested in equity securities and 45% was invested in fixed income securities at June 30, 2002.

Earnings before interest, taxes, depreciation and amortization (EBITDA) reached (pounds sterling)251.3 million and (pounds sterling)123.9 million for the six months and second quarter ended June 30, 2002. Net debt at June 30, 2002 amounted to (pounds sterling)746.1 million compared to (pounds sterling)837.0 million at December 31, 2001.

The Board has declared an interim dividend of 5.0p per share (2001: 4.5p), an increase of 11%. The interim dividend will be paid on October 4, 2002 to shareholders on the register on August 30, 2002. The ex-dividend date for the dividend will be August 28, 2002.

The Managed Products group reported revenues of (pounds sterling)440.7 million during the first six months of 2002, a decrease of (pounds sterling)88.9 million over the prior year due to market declines and net redemptions in the AIM and INVESCO units. Operating profits were (pounds sterling)185.4 million, a decrease of (pounds sterling) 52.6 million during the period. This group generated approximately $20.0 billion of gross sales in 2002 and experienced net redemptions of $2 billion during the period, as investors shifted away from growth-oriented products to more conservative equity and fixed income products. The Canadian retail business gained $1.4 billion in net sales in the six months ended June 30, 2002. Funds under management amounted to $183.0 billion at June 30, 2002, including $23.3 billion relating to the Canadian unit and $57.6 billion in institutional money market assets.

The INVESCO Institutional group reported revenues and operating profits of (pounds sterling)102.8 million and (pounds sterling)23.1 million in the 2002 period. Operating profits have declined by (pounds sterling)3.6 million over the prior year due to lower revenue levels with continued emphasis on cost controls. This group generated $9.5 billion in gross sales during the first half of 2002, a decline from 2001 due to much lower industry-wide activity for new business opportunities and net redemptions of $2.3 billion due to the continued loss of large, lower fee mandates to smaller but higher fee specialized products. Funds under management amounted to $110.6 billion at June 30, 2002.

INVESCO Global's revenues amounted to (pounds sterling)152.3 million for the first half of 2002, a decrease of (pounds sterling)34.0 million from the prior year. Operating profits totaled (pounds sterling)23.9 million for the first half of 2002. The results for 2001 include the acquired companies only from date of purchase. The operating profits of the Global businesses also declined in 2002 due to significantly lower revenues, offset in part by lower operating costs. This business generated $14.4 billion in gross sales and $1.0 billion in net sales during the period. Funds under management were $61.1 billion at June 30, 2002, an increase of $1.1 billion from the end of 2001.

The Private Wealth Management division is in its first full year of business. Revenues and operating profits amounted to (pounds sterling)19.3 million and (pounds sterling)1.0 million during the six months ended June 30, 2002. We continue to develop the infrastructure of this group to build a sound platform for growth and market penetration. The new Atlantic Trust brand was launched during the current year.

INVESCO Retirement had $32.9 billion in assets under administration at June 30, 2002, a 5% decrease in the six month period. The INVESCO Retirement group reported $1.8 billion in net new sales during the current year and continues to gain new clients from various distribution channels. This group services 645,000 plan participants at June 30, 2002, up from 630,000 participants at the end of 2001.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Friday, August 2, 2002 at 9:30 a.m. Eastern Time (2:30 p.m. London time), by dialing one of the following numbers: 1-888-201-4990 for US callers or 630-395-0024 for international callers. An audio replay of the conference call will be available until Friday, August 9, 2001 at 5:00 pm Eastern Time by calling 1-800-704-0517 for US callers or 402-220-0329 for international callers.

                                  AMVESCAP PLC
                          GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                 SIX MONTHS ENDED JUNE 30,
                                             ---------------------------------
                                            2002                         2001
                                  ------------------------    -------------------------

REVENUES                          (pounds sterling)746,685     (pounds sterling)853,552
EXPENSES:
     OPERATING                                     (533,722)                   (559,972)
     EXCEPTIONAL                                    (20,067)                    (25,252)
     GOODWILL AMORTIZATION                          (73,688)                    (65,038)
                                  -------------------------    ------------------------
OPERATING PROFIT                                    119,208                     203,290
                                                      6,812                       5,865
INVESTMENT INCOME
INTEREST PAYABLE                                    (27,241)                    (28,792)
                                  -------------------------    ------------------------
PROFIT BEFORE TAXATION                               98,779                     180,363
TAXATION                                            (53,066)                    (74,402)
                                  =========================     =======================
PROFIT AFTER TAXATION                                45,713                     105,961
DIVIDENDS                                           (42,359)                    (36,552)
                                  =========================     =======================
RETAINED PROFIT FOR THE PERIOD    (pounds sterling)   3,354     (pounds sterling)69,409
                                  =========================     =======================

EARNINGS PER SHARE BEFORE
   GOODWILL AMORTIZATION AND
   EXCEPTIONAL ITEMS:
   ---BASIC                                            16.5P                       23.4P
   ---DILUTED                                          16.2P                       22.6P
                                  -------------------------    ------------------------
EARNINGS PER SHARE:
   ---BASIC                                             5.6P                       13.2P
   ---DILUTED                                           5.5P                       12.8P
                                  -------------------------    ------------------------
AVERAGE SHARES OUTSTANDING:
   ---BASIC                                         812,210                     802,077
   ---DILUTED                                       827,314                     837,745
                                  -------------------------    ------------------------

                                  AMVESCAP PLC
                          GROUP PROFIT AND LOSS ACCOUNT
                                 (IN THOUSANDS)

                                                       THREE MONTHS ENDED JUNE 30,
                                   -----------------------------------------------------------
                                              2002                              2001
                                   ------------------------           ------------------------
REVENUES                           (pounds sterling)368,936           (pounds sterling)426,275
EXPENSES:
     OPERATING                                     (260,821)                          (278,955)
     EXCEPTIONAL                                    (20,067)                           (21,045)
     GOODWILL AMORTIZATION                          (36,851)                           (33,227)
                                   ------------------------           ------------------------
OPERATING PROFIT                                     51,197                             93,048
                                                        159                              2,864
INVESTMENT INCOME
INTEREST PAYABLE                                    (13,203)                           (14,486)
                                   ------------------------           ------------------------
PROFIT BEFORE TAXATION                               38,153                             81,426
TAXATION                                            (23,243)                           (33,105)
                                   ========================           ========================
PROFIT AFTER TAXATION                                14,910                             48,321
DIVIDENDS                                           (42,359)                           (36,552)
                                   ========================           ========================
RETAINED PROFIT FOR THE PERIOD     (pounds sterling)(27,449)          (pounds sterling) 11,769
                                   ========================           ========================
EARNINGS PER SHARE BEFORE
   GOODWILL AMORTIZATION AND
   EXCEPTIONAL ITEMS:
   ---BASIC                                             8.1P                              11.7P
   ---DILUTED                                           8.0P                              11.3P
                                   ------------------------           ------------------------
EARNINGS PER SHARE:
   ---BASIC                                             1.8P                               6.0P
   ---DILUTED                                           1.8P                               5.8P
                                   ------------------------           ------------------------
AVERAGE SHARES OUTSTANDING:
   ---BASIC                                         812,528                            805,453
   ---DILUTED                                       824,323                            838,807
                                   ------------------------           ------------------------

                                  AMVESCAP PLC
                               GROUP BALANCE SHEET
                                 (IN THOUSANDS)


                                                              JUNE 30, 2002                 DEC 31, 2001
                                                        --------------------------    --------------------------
FIXED ASSETS
  GOODWILL                                              (pounds sterling)2,620,585    (pounds sterling)2,693,659
  INVESTMENTS                                                              237,577                       166,036
  TANGIBLE ASSETS                                                          174,092                       209,370

                                                                      3,032,254                        3,069,065
CURRENTS ASSETS
  DEBTORS                                                                  719,455                       576,447
  INVESTMENTS                                                               40,955                        33,116
  CASH                                                                     192,142                       175,902
                                                        ==========================    ==========================
                                                                           952,552                       785,465
CREDITORS                                                                 (885,239)                     (640,804)
                                                        ==========================    ==========================
NET CURRENT ASSETS, EXCLUDING BANKING AND
  INSURANCE ACTIVITIES                                                      67,313                       144,661

BANKING AND INSURANCE ACTIVITIES
  CASH                                                                     154,093                       175,076
  INVESTMENTS                                                               97,500                        89,079
  CUSTOMER AND COUNTERPARTY DEBTORS                                        159,636                       179,223
  POLICYHOLDER DEBTORS                                                     150,285                       134,296
  CUSTOMER AND COUNTERPARTY CREDITORS                                     (293,053)                     (349,560)
  POLICYHOLDER CREDITORS                                                  (150,285)                     (134,296)
  OTHER ASSETS, NET                                                         (9,046)                       (9,725)
                                                        ==========================    ==========================
                                                                           109,130                        84,093

TOTAL ASSETS LESS CURRENT LIABILITIES                                    3,208,697                     3,297,819

LONG-TERM DEBT                                                            (755,063)                     (844,285)
PROVISIONS FOR LIABILITIES AND CHARGES                                    (143,729)                     (172,070)
                                                        --------------------------    --------------------------
NET ASSETS                                              (pounds sterling)2,309,905    (pounds sterling)2,281,464
                                                        ==========================    ==========================

CAPITAL AND RESERVES
  CALLED UP SHARE CAPITAL                               (pounds sterling)  197,377    (pounds sterling)  196,037
  SHARE PREMIUM ACCOUNT                                                  1,646,492                     1,619,879
  EXCHANGEABLE SHARES                                                      428,997                       433,597
  PROFIT AND LOSS ACCOUNT                                                  689,238                       685,884
                                                        ==========================    ==========================
                                                                         2,962,104                     2,935,397
OTHER RESERVES                                                            (652,199)                     (653,933)
                                                        ==========================    ==========================
SHAREHOLDERS' FUNDS, EQUITY INTERESTS                   (pounds sterling)2,309,905    (pounds sterling)2,281,464
                                                        ==========================    ==========================

                                  AMVESCAP PLC
                            GROUP CASH FLOW STATEMENT
                                 (IN THOUSANDS)


                                                                                    SIX MONTHS ENDED
                                                                    ----------------------------------------------------
                                                                            JUNE 30,                     JUNE 30,
                                                                              2002                         2001
                                                                    ------------------------    ------------------------
OPERATING PROFIT                                                    (pounds sterling)118,679    (pounds sterling)194,609
AMORTIZATION AND DEPRECIATION                                                        104,519                      99,739
CHANGE IN DEBTORS, CREDITORS, AND OTHER                                               33,148                     (19,026)
                                                                    ------------------------    ------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                            256,346                     275,322
                                                                    ------------------------    ------------------------
                                                                                     (23,317)                    115,031
BANKING AND INSURANCE ACTIVITIES
                                                                                     (18,701)                    (22,263)
INTEREST PAID, NET OF INVESTMENT INCOME
TAXATION                                                                             (64,094)                    (99,137)
CAPITAL EXPENDITURES, NET OF SALES                                                   (13,923)                    (39,165)
NET (PURCHASES)/DISPOSALS OF FIXED ASSET INVESTMENTS                                 (64,910)                      4,666
ACQUISITIONS                                                                              --                    (106,125)
DIVIDENDS PAID                                                                       (54,646)                    (47,986)
NET REPAYMENT OF DEBT                                                                (16,923)                    (84,263)
FOREIGN EXCHANGE ON CASH AT BANK AND IN HAND                                          (4,575)                      6,956
                                                                    ------------------------    ------------------------
(DECREASE) /INCREASE IN CASH AT BANK AND IN HAND                    (pounds sterling) (4,743)   (pounds sterling)  3,036
                                                                    ========================    ========================

                                  AMVESCAP PLC
                              SEGMENTAL INFORMATION
                                 (IN THOUSANDS)



                                                          SIX MONTHS ENDED JUNE 30, 2002
                                         --------------------------------------------------
                                                  REVENUES                  EXPENSES                OPER. PROFIT
                                         ------------------------  -------------------------  ------------------------
MANAGED PRODUCTS                         (pounds sterling)440,683  (pounds sterling)(255,261) (pounds sterling)185,422
INVESCO INSTITUTIONAL                                     102,843                    (79,737)                   23,106
INVESCO GLOBAL                                            152,296                   (128,379)                   23,917
INVESCO RETIREMENT                                         30,675                    (29,161)                    1,514
PRIVATE WEALTH                                             19,313                    (18,333)                      980
NEW BUSINESS                                                  875                     (6,695)                   (5,820)
CORPORATE                                                      --                    (16,156)                  (16,156)
                                         ========================  =========================  ========================
                                                          746,685                   (533,722)                  212,963
                                         ========================  =========================  ========================


                                                          SIX MONTHS ENDED JUNE 30, 2001
                                       ------------------------------------------------------------------------------
                                                     REVENUES          EXPENSES      OPER. PROFIT
                                       ------------------------  -------------------------   ------------------------
MANAGED PRODUCTS                       (pounds sterling)529,645  (pounds sterling)(291,599)  (pounds sterling)238,046
INVESCO INSTITUTIONAL                                   104,525                    (77,795)                    26,730
INVESCO GLOBAL                                          186,289                   (139,089)                    47,200
INVESCO RETIREMENT                                       27,811                    (23,678)                     4,133
PRIVATE WEALTH                                            4,461                     (3,533)                       928
NEW BUSINESS                                                821                     (6,266)                    (5,445)
CORPORATE                                                    --                    (18,012)                   (18,012)
                                       ========================  =========================   ========================
                                                        853,552                   (559,972)                   293,580
                                       ========================  =========================   ========================

                                      NOTES

The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations. Prior year taxation has been restated in accordance with FRS 19, "Deferred Tax." The effect of FRS 19 was to reduce the income tax provision and increase net income for the first half of 2001 by (pounds sterling)3.2 million (0.4p per diluted share).

Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year by year performance of the business, therefore the calculation below is presented on that basis. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.


                                                                     2002
                                                                     ----
                                          PROFIT BEFORE GOODWILL
                                             AMORTIZATION AND                           PER
                                             EXCEPTIONAL ITEMS          NUMBER OF      SHARE
                                           (POUNDS STERLING)'000         SHARES        AMOUNT

                                          ----------------------        ---------      ------
     BASIC EARNINGS PER SHARE                            133,619          812,210       16.5P
     ISSUANCE OF OPTIONS                                      --           15,104
                                                                                       ======
     DILUTED EARNINGS PER SHARE                          133,619          827,314       16.2P
                                          ======================        =========      ======

                                                                     2001
                                                                     ----
                                          PROFIT BEFORE GOODWILL
                                             AMORTIZATION AND                           PER
                                             EXCEPTIONAL ITEMS          NUMBER OF      SHARE
                                           (POUNDS STERLING)'000         SHARES        AMOUNT

                                          ----------------------        ---------      ------
     BASIC EARNINGS PER SHARE                            187,833          802,077       23.4P
                                                                                       ======
     CONVERSION OF ESDS                                    1,360            6,128
     ISSUANCE OF OPTIONS                                      --           29,540
                                          ----------------------        ---------
     DILUTED EARNINGS PER SHARE                          189,193          837,745       22.6P
                                          ======================        =========      ======

2. The consolidated profit and loss includes exceptional charges in 2002 and 2001 as follows:



   (POUNDS STERLING)'000                                    2002           2001
   ---------------------                                   ------         ------
   ACQUISITIONS                                                --         25,252
   REDUNDANCY AND REORGANIZATIONS                          16,853             --
   FIXED ASSET PROVISIONS                                   3,214             --
                                                           ------         ------
   TOTAL EXCEPTIONAL ITEMS                                 20,067         25,252
                                                           ------         ------
   TOTAL EXCEPTIONAL ITEMS NET OF TAX                      14,218         16,834
                                                           ======         ======

The restructuring charges include costs associated with redundancy programs and expenses associated with new internal reorganizations. The fixed asset provisions relate to moves to new office facilities and office closures.

                    INDEPENDENT REVIEW REPORT TO AMVESCAP PLC


INTRODUCTION
We have been instructed by AMVESCAP PLC (the "Group") to review the financial information for the three and six months ended June 30,2002 which comprises the Group Profit and Loss Accounts, Group Balance Sheet, Group Cash Flow Statement, Segmental Information and the related notes 1 to 3. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

REVIEW CONCLUSION
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three and six months ended June 30, 2002.

Ernst & Young LLP
London
August 2, 2002

                                  AMVESCAP PLC
                             FUNDS UNDER MANAGEMENT
                                  (IN BILLIONS)

                                                     MANAGED PRODUCTS
                                             ------------------------------      INVESCO        INVESCO         PRIVATE
                                  TOTAL            AIM          INVESCO           INST          GLOBAL          WEALTH
                             --------------  --------------  --------------  -------------  -------------  ------------
DEC 31, 2001                 $        397.9  $        179.8  $        31.4   $       116.8  $        60.0   $       9.9
MARKET GAINS/(LOSSES)                 (26.4)          (13.7)          (5.2)           (4.0)          (3.0)         (0.5)
NET NEW/(LOST) BUSINESS                (3.4)           (0.4)          (1.6)           (2.3)           1.0          (0.1)
CHANGE IN MONEY
   MARKET FUNDS                        (7.3)           (7.6)          (0.3)             --            0.6            --
TRANSFERS                                --            (0.1)            --             0.1             --            --
FOREIGN CURRENCY                        3.2             0.7             --              --            2.5            --
                             --------------  --------------- -------------   -------------  -------------  ------------
JUNE 30, 2002                $        364.0  $        158.7  $        24.3   $       110.6  $        61.1  $        9.3
                             ==============  ==============  =============   =============  =============  ============
                              (pounds         (pounds         (pounds         (pounds        (pounds        (pounds
JUNE 30, 2002 +              sterling)239.5  sterling)104.4  sterling)16.0   sterling)72.8  sterling)40.2  sterling)6.1
                             ==============  ==============  =============   =============  =============  ============


+ Translated at $1.52 per (pounds sterling)1.00.
Note: INVESCO Retirement has $32.9 billion in assets under administration as of June 30, 2002, compared to $34.6 billion as of December 31, 2001.

                                  AMVESCAP PLC
                   RECONCILIATION TO US ACCOUNTING PRINCIPLES
                                 (IN THOUSANDS)

                                                              SIX MONTHS ENDED JUNE 30,
                                                  ---------------------------------------------------
                                                             2002                       2001
                                                  -------------------------  ------------------------
NET PROFIT UNDER UK GAAP                          (pounds sterling)  45,713  (pounds sterling)105,961
US GAAP ADJUSTMENTS:
        ACQUISITION ACCOUNTING                                       68,055                   (16,610)
        REDUNDANCY AND REORGANIZATIONS                               12,794                        --
        TAXATION                                                     (8,845)                  (27,037)
        OTHER                                                         1,642                       577
                                                  -------------------------  ------------------------
NET INCOME UNDER US GAAP                          (pounds sterling) 119,359  (pounds sterling) 62,891
                                                  =========================  ========================
EARNINGS PER SHARE BEFORE
        GOODWILL AMORTIZATION:
        --BASIC                                                       14.9P                     20.2P
        --DILUTED                                                     14.6P                     19.5P
EARNINGS PER SHARE:
        --BASIC                                                       14.7P                      7.8P
        --DILUTED                                                     14.4P                      7.7P

                                                  -------------------------  ------------------------


                                                         JUNE 30, 2002             DEC 31, 2001
                                                  -------------------------  ---------------------------
SHAREHOLDERS' FUNDS UNDER UK GAAP                 (pounds sterling)2,309,905  (pounds sterling)2,281,464
US GAAP ADJUSTMENTS:
        ACQUISITION ACCOUNTING                                     1,038,096                     984,436
        REDUNDANCY AND REORGANIZATIONS                                12,794                          --
        TREASURY STOCK                                              (225,380)                   (186,134)
        DIVIDENDS                                                     40,479                      52,708
        OTHER                                                        (19,710)                    (20,443)
                                                  --------------------------  --------------------------
SHAREHOLDERS' EQUITY UNDER US GAAP                (pounds sterling)3,156,184  (pounds sterling)3,112,031
                                                  ==========================  ==========================


Note: The US GAAP reconciliation reflects the adoption of Statement of Financial Accounting Standards (SFAS) 141 and 142. SFAS 141, "Business Combinations," requires the allocation of excess purchase price to goodwill or other intangible assets on acquisitions after July 1, 2001. Accordingly, we have preliminarily allocated the majority of the excess purchase price of the Pell Rudman, Grand Pacific and Parkes acquisitions to goodwill. SFAS 142, "Goodwill and Other Intangible Assets," was adopted January 1, 2002. SFAS 142 requires that all goodwill and indefinite-lived intangible assets no longer be amortized, but instead tested for impairment annually. All intangible assets have been preliminarily analyzed as of December 31, 2001 and no impairment exists.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  2nd August, 2002                     By /s/ MICHAEL S. PERMAN
      ----------------                        ---------------------
                                                   (Signature)

                                              Michael S. Perman
                                              Company Secretary